Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resolutions Passed at the Extraordinary General Meeting on 26 October 2017

And

Appointment of Supervisor

Resolutions Passed at the Extraordinary General Meeting on 26 October 2017 (“EGM”)

We refer to the notice of the EGM of PetroChina Company Limited (the “Company”) dated 8 September 2017 (the “Notice”), and the circular of the Company dated 8 September 2017 in relation to the EGM (the “Circular”). Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors of the Company (the “Board of Directors”) is pleased to announce that the EGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC, at 9 a.m. on 26 October 2017 by way of physical meeting.

The meeting was convened by the Board of Directors, and was presided and chaired by Mr. Wang Yilin, Chairman of the Board of Directors. Some of the Company’s Directors and Supervisors, as well as secretary to the Board of Directors, attended the EGM. Other relevant members of the senior management were also present at the EGM. The EGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the EGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

Resolutions		For		Against		Abstain
		Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.	To consider and approve the resolution in respect of continuing connected transactions	7,238,705,544	72.288856	2,702,285,585	26.986197	72,593,185	0.724947
2.	To consider and approve Mr. Wang Liang as a Supervisor of the Company	164,360,748,827	99.659519	486,618,730	0.295059	74,910,285	0.045422
3.	To consider and approve amendments to the Articles of Association, amendments to the Rules of Procedures of Shareholders’ General Meeting, amendments to the Rules of Procedures of Board of Directors and amendments to the Rules of Procedures and Organisation of Supervisory Committee	160,427,961,183	97.274888	4,044,306,975	2.452250	450,009,684	0.272862

As the above resolutions numbered 1 and 2 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions. As the above resolution numbered 3 was passed by two-thirds majority, this resolution was duly passed as a special resolution.

As at the date of the EGM:

(1)	The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out in 1 to 3 above at the EGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the EGM is as follows:

Number of Shareholders or proxies who attended and voted at the EGM	44
Total number of voting shares of the Company held by such attending Shareholders or proxies	164,922,277,842
of which: A Shares H Shares	157,522,750,199 7,399,527,643
Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company	90.111133%
of which: A Shares H Shares	86.068139% 4.042994%

(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(4)	The poll results were subject to scrutiny by Jing Shuo and Wen Huiming, Shareholders of A Shares, Fu Suotang, Supervisor of the Company, Gao Yimin of King & Wood Mallesons and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-counting.

Appointment of Supervisor

The Board of Directors is pleased to announce that according to the poll results of the EGM, Mr. Wang Liang was elected as a Supervisor of the Company with immediate effect. Please refer to the Circular for the details of the appointment of Mr. Wang Liang.

By order of the Board

PetroChina Company Limited

Wu Enlai

Secretary to the Board

Beijing, China

26 October 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.